                              Filed by AmeriSource Health Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmeriSource Health Corporation Commission File Number: 0-20485



Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                        ASSOCIATE QUESTIONS AND ANSWERS
                            APRIL 26, 2001 - UPDATE


1. Would it be possible for the outside consultants who are coming in to evaluate IT to speak with some of the software vendors that we speak with and work directly with and who work with our customers?

     Yes. The goal is to gather as much relevant information as possible, including discussions with software vendors.

     Dave Yost, Kurt Hilzinger, Neil Dimick, Brent Martini and Steve Collis met at AmeriSource headquarters on April 18th and 19th to evaluate six integration consulting firms. The firms being considered were Arthur Andersen, KPMG, Cap Gemini, Price Waterhouse Coopers, Deloitte, Booz Allen, McKinsey and Boston Consulting Group. Each of these firms had received and responded to an AmeriSource-Bergen request for proposal for post merger integration support and management. The field of potential candidates has been narrowed to three and we expect to engage one of the three firms by the end of next week. Associates will be advised of the decision once the consulting firm has been selected.


2. How would the merger affect the B to B consortium that AmeriSource helped set up a while ago?

     The New Health Exchange, now called HealthNexis, was established as a joint venture with several other distributors. HealthNexis is not a dot-com. It is an important utility that will allow all distributors and manufacturers to lower costs in the healthcare supply chain by moving together to common transaction formats that none of us could implement alone. It is important to note that it is a complement to our own proprietary technology initiatives such as AmeriSource's iEcho ordering and inventory system.

     The merger only enhances HealthNexis. We expect that participation in HealthNexis will increase with more transactions going through the exchange resulting in reduced costs. Increased activity will be an incentive for greater participation along the supply chain, making business easier and more efficient for the industry as a whole.


3. Why weren't the merger agreement provisions about the MIS center and E-commerce headquarters being located in Orange discussed at the employee meetings and conference call held after the merger announcement? Why now?

     The terms of the merger agreement were not function or process specific. The terms described in the agreement do not prohibit portions of the architecture or specific applications or processes from being supported either in Orange or in Chesterbrook or at other sites where AmeriSource and/or Bergen have historically maintained critical skills or core competencies. This point was made in the employee conference call and Corporate Office meeting following the merger announcement. The language in the merger document was not specifically referenced in the first employee meeting because such an in depth function-specific discussion was not appropriate for an all-employee meeting.


4. Does Bergen have a compliance program? If so, what does the organization chart look like?

     Per the Bergen legal department:
     "The Regulatory Compliance Department is one component of the Legal Risk Management Group that is an independent body reporting to the Chairman of the Board and is comprised of the Legal, Regulatory Compliance, Governmental Affairs and Risk Management (which includes the Security function) Departments. The RC Department is centralized and is responsible for all regulatory matters for all the Bergen companies (whether manufacturing, distribution or pharmacy operations). Areas of focus are Medicare, Medicaid, Board of Pharmacy, DEA, FDA, etc.

     Bergen has a multifaceted Compliance Program made up of (1) a compliance training program, (2) an audit program, (3) a Hotline facility, (4) a RC Alert publication, (5) a quarterly information publication, and (6) providing several accredited continuing education programs. As part of its compliance effort, Bergen has adopted a nationally recognized and awarded Corporate Integrity Program in addition to its comprehensive audit and investigation functions, all pursuant to very detailed policies and procedures under the auspices of the Chief Compliance Officer/Chief Legal Officer. RC personnel are full time and dedicated to compliance matters.

     One of the advantages of this centralized approach is that its members (called Compliance Specialists) form close working relationships with their counterparts in other disciplines within the Legal Risk Management Group. Other advantages are (1) sharing and leveraging information and expertise,
     (2) efficient and effective training, (3) availability of additional personnel on crunch projects, and (4) immediate accessibility to other corporate functions, at all levels and in all areas.

     Bergen's audits (comprised of Field and Systems Audits) are subject to a predetermined schedule (reviewed once a year) that focuses on high exposure issues and industry and regulatory trends. Field audits are "scored" and the appropriate operations personnel receive a grade that ranks them against their peers. Follow-up field audits are conducted, when appropriate, to ensure that corrective action has been taken. System Audits for all Divisions are conducted centrally and allow for review of Division activity to detect theft and compliance with suspicious order reporting and licensing requirements.

     On matters that are determined to have a high exposure, RC personnel perform a substantial part of the investigation for the particular Bergen staff attorney. This allows the RC personnel an opportunity to work on and be involved in sophisticated and complex matters.

     To become and maintain an acceptable status in the Regulatory Compliance Department, each member must complete a high level of training and demonstrate a thorough knowledge of not only operations but also applicable regulations and rules adopted by various State and Federal agencies. Noted for their expertise, RC personnel have for many years assisted in training new DEA Agents during their training at the FBI Academy in Quantico, Virginia."



Additional Information About The Merger
---------------------------------------

     In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000. AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.